Mail Stop 4561

October 2, 2008

William J. Carden
Chief Executive Officer
5850 San Felipe, Suite 450
Houston, TX 77057

> **Re:** **American Spectrum Realty, Inc.**
> **Form 10-K for Year Ended December 31, 2007**
> **Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008**
> **File No. 001-16785**

Dear Mr. Carden:

We have reviewed your response letter dated September 3, 2008, and have the following additional comment.

Form 10-K

Financial Statements and Notes

Statements of Cash Flows, page 6

1.   We have read and considered your response to comment three. In futures filings, beginning with your 10-Q for the nine months ended September 30, 2008, please present the release of the restricted cash as cash from financing activities and provide disclosures regarding the change in the footnotes.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant